January 13, 2025

Zhenyang Shi
Chairman and Chief Executive Officer
Pomdoctor Limited
Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000
People   s Republic of China

       Re: Pomdoctor Limited
           Amendment No. 8 to Draft Registration Statement on Form F-1 Submitted December 23, 2024
           CIK No. 0001877971
Dear Zhenyang Shi:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 8 to Draft Registration Statement on Form F-1
Consolidated Financial Statements, page F-1

1. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form
       20-F and Instruction 2 thereto.
 January 13, 2025
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services